UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of October 2024

Commission File Number: 001-31798

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SHINHAN FINANCIAL GROUP CO., LTD.

(Translation of registrant's name into English)

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20, Sejong-daero 9-gil, Jung-gu, Seoul 04513, Korea
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Termination of Trust Agreement for Acquisition of Treasury Shares

Shinhan Financial Group(hereafter SFG) announced on October 28, 2024 that the trust agreement SFG had entered into on April 29, 2024 to acquire treasury shares has been terminated. Pursuant to Article 176-2 of the Enforcement Decree of the Financial Investment Services and Capital Markets Act of Korea, no separate resolution of the board of directors is required as the trust agreement is being terminated upon the expiration of the term of the agreement. The number of treasury shares acquired upon termination of the trust agreement is 5,947,889, which will be kept in Shinhan Financial Group’s corporate account. Upon the termination of this trust agreement, the total number of treasury shares that SFG holds is 5,947,890, 1.2% of the total number of shares issued.

Total Contract Amount		Before Termination	300,000,000,000
		After Termination	0
Contract Period (Before Termination)		Effective Date	April 29, 2024
		Termination Date	October 28, 2024
Reason for Termination			Expiration of the term of the Trust agreement
Counterparty			NH Investment & Securities
Expected Date of Termination			October 28, 2024
Method of Return of Trust Properties upon Termination			Return of cash and treasury shares
Number of Treasury Shares Held Prior to Termination	Acquisitions from Profits Available for Dividend	Common Shares (Percentage)	5,947,889 (1.2%)
		Other Shares	-
	Other Acquisitions*	Common Shares (Percentage)	1 (0.0%)
		Other Shares	-
Date of Resolution by the Board of Directors			-

* The ‘Number of treasury shares held prior to termination – other Acquisitions’ are fractional shares acquired during the comprehensive stock exchange process (Orange Life, Neoplux, etc.) pursuant to Article 341-2(Acquisition of treasury stocks for a specific purpose) of the Korean Commercial Act

	Number of shares at beginning of 2024	Increase in number of shares during 2024	Decrease in number of shares during 2024*	Number of Shares as of October 28, 2024
Treasury Shares	6,352	5,947,891	6,353	5,947,890
Common Shares	6,352	5,947,891	6,353	5,947,890
Total	6,352	5,947,891	6,353	5,947,890

The 6,353 fractional shares acquired during the comprehensive stock exchange process (Orange Life, Neoplux, etc.) pursuant to Article 341-2(Acquisition of treasury stocks for a specific purpose) of the Korean Commercial Act are disposed on 29 April 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shinhan Financial Group Co., Ltd.
(Registrant)

Date: October 28, 2024	By:	/s/ CHUN Sang-yung

Name: CHUN Sang-yung
Title: Chief Financial Officer